Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross named one of
Canada’s 10 Most Admired Corporate Cultures

Toronto, Ontario – November 17, 2011 – Kinross Gold Corporation (TSX: K, NYSE:KGC) announced today that it has been named one of the 10 Most Admired Corporate Cultures in Canada by Waterstone Human Capital, a leading executive search and professional recruitment firm.  Kinross was first named one of the 10 Most Admired Corporate Cultures in the Central Canada Region earlier this year.

“We are honoured to receive this recognition on behalf of our employees worldwide,” said Tye Burt, President and CEO. “This award is a tribute to their dedication, hard work, and commitment to the core values that define our culture: putting people first, outstanding corporate citizenship, high performance culture, and rigorous financial discipline.”

Canada's 10 Most Admired Corporate Cultures program recognizes leading Canadian organizations for having a culture that has helped them enhance performance and sustain a competitive advantage. More than 400 organizations were nominated, representing some of Canada’s leading organizations.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 7,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com